Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS RESOURCE UPDATE FOR ITS BYP MINE IN
HUNAN PROVINCE, CHINA

(All figures are in United States dollars unless otherwise stated).

VANCOUVER, British Columbia – August 15, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of June 30, 2012, prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) covering the BYP gold-lead-zinc property (the “Property” or the “BYP mine”) in Hunan Province, China (the “BYP 2012 Technical Report”) which will be made available for review on the SEDAR system at www.sedar.com and on the Company’s website at www.silvercorp.ca in due course.

The BYP 2012 Technical Report estimates that Indicated Resources (gold zones plus lead-zinc zones) total 10.84 million tonnes averaging 2.59 grams per tonne (“g/t”) gold, 1.16% lead and 2.52% zinc, and contain 292,000 ounces of gold, 187 million pounds of lead and 408 million pounds of zinc. Estimated Inferred Resources (gold zones plus lead-zinc zones) total 10.02 million tonnes averaging 1.84 g/t gold, 0.85% lead and 2.75% zinc, and contain 146,000 ounces of gold, 141 million pounds of lead and 457 million pounds of zinc.

The six authors of the BYP 2012 Technical Report all qualify as independent Qualified Persons. Four AMC Qualified Persons visited the BYP mine in February 2012, with one re-visiting in April 2012, and examined all aspects of the project. The previous publicly released Technical Report (see news release dated July 5, 2011) was dated effective June 15, 2011 (the “2011 Technical Report”) and was prepared by a different author.

2012 Mineral Resources Summary

In late 2010 and early 2011, Silvercorp carried out a sampling program along drifts and crosscuts for the dual purpose of verifying previous exploration data and collecting a reliable data set for a resource update. Later in 2011, Silvercorp undertook an extensive underground exploration program comprised of tunneling, geological logging of previous and current tunnels, and channel sampling on the 252 metre (“m”) Level, to further delineate the spatial distribution of the major mineralization zones and to verify, upgrade and expand known historic mineral resources. The 2011 program was mainly focused on Gold Zones 3 and 3-1 and Lead-Zinc Zones II, IV and XII at the 252m Level.

Silvercorp began a surface and underground core drilling program in March 2011. The program included 20 surface drillholes of 8,726m and 23 underground drillholes of 3,021m for a total of

11,747m on the Property. As a result of this drill program, Silvercorp upgraded the gold resource of Gold Zone 3, expanded Gold Zones 1 and 3-1 and discovered new Gold Zones 1-4 and 1-5. Drilling also re-evaluated and confirmed Zone XII as a lead-zinc-polymetallic zone and previously delineated lead-zinc zones were further defined.

During the 2011 exploration program a total of 4,950 geochemical samples, including 3,851 core samples and 1,099 channel samples, were collected on the Property.

The resource estimates for the Property were carried out by Yongwei Li, Senior Resource Geologist for Silvercorp. They were checked and verified, and the classification adjusted, by independent Qualified Person D. Nussipakynova, P.Geo of AMC, who takes responsibility for the estimates.

Table 1: Mineral Resources for Gold Zones as of December 31, 2011

Class	Cut Off Grade (g/t)	Tonnes (M)	Au (g/t)	Au Metal (K oz)
Indicated	1.0	3.51	2.59	292
Inferred	1.0	2.47	1.84	146

Table 2: Mineral Resources for Lead and Zinc Zones as of December 31, 2011

Class	Cut Off Grade (%)	Tonnes (M)	Pb (%)	Zn (%)	Pb Metal (M lb)	Zn Metal (M lb)
Indicated	2.0 Pb+Zn	7.33	1.16	2.52	187	408
Inferred	2.0 Pb+Zn	7.55	0.85	2.75	141	457

Notes to both Tables 1 and 2
1. CIM definitions apply
2. Mined tonnages deducted
3. Resources are rounded to nearest 10,000 tonnes
4. Cut-off grades are based on mining, processing and G & A costs of $38/t.

As discussed above, additional drilling has been carried out since the previously published resource estimate contained in the 2011 Technical Report. Tables 3 and 4 show a comparison between the BYP 2012 Technical Report (December 31, 2011 data) and the 2011 Technical Report (June 15, 2011 data). The decrease in average gold grades is attributed mainly to the 2011 Technical Report estimate being based primarily on historical data, including limited data from Silvercorp’s underground sampling from pre-2011 tunnels, which related mainly to the higher grade Gold Zone 3.

Silvercorp’s exploration program later in 2011 delineated additional low grade gold zones, which reduced the average resource grade while increasing the tonnage. The increase in the tonnage of Indicated lead-zinc resources in the BYP 2012 Technical Report from zero as set out in the 2011 Technical Report is due to the additional drilling undertaken in 2011. The decrease in total resources from the 2011 Technical Report is due mainly to geological reinterpretation based on the additional drilling.

Table 3: Comparison of Gold Resources at Au 1 g/t Cut-off Grade

	December 2011		June 2011
	Indicated	Inferred	Indicated	Inferred
Tonnes (M)	3.51	2.47	2.14	2.82
Au (g/t)	2.59	1.84	3.27	2.29
Oz (k)	292	146	225	208

Table 4: Comparison of Lead- Zinc Resources at 2% Pb+Zn Cut-off Grade

	December 2011		June 2011
	Indicated	Inferred	Inferred
Tonnes (M)	7.33	7.55	17.57
Pb (%)	1.16	0.85	0.95
Zn (%)	2.52	2.75	2.57
Pb Metal (M lb)	187	141	366
Zn Metal (M lb)	408	457	995

If mining costs increase to around $60/t, as anticipated in Silvercorp’s preliminary production plans for fiscal year 2013, gold Resources would only be marginally affected, with contained gold decreasing by around 6%. However, lead-zinc Resources would be substantially affected, with contained lead plus zinc decreasing by 40-45%.

Silvercorp has been working on a production plan and schedule and an estimate of mineral reserves, but these were not complete at the time of writing of the 2012 BYP Technical Report. However, AMC is satisfied that the mineral resources as set out in the 2012 BYP Technical Report have reasonable prospects of economic extraction and that the mine appears to be economic at current metal prices and site costs.

BYP Mine Infrastructure

There is an existing 500 tonne per day plant which is used to process both lead-zinc sulphide mineralization and gold mineralization, each treated separately in campaigns. Lead-zinc flotation uses both the lead and zinc flotation circuits to produce separate concentrates, while gold flotation uses the lead flotation circuit to produce a gold-bearing pyrite concentrate.

As set out in the 2012 BYP Technical Report, a tailings management facility (“TMF”) is located in a valley approximately one kilometre (“km”) southwest of the processing plant and 400m northeast of Yaposhan Village, and started operations in August 2011. It has a working volume of 245,000m3 and a currently expected life to late 2013. The life will be extended once the paste backfill plant is operational. Geochemical properties of the tailings were assessed by a single-element analysis (gold). No leaching tests have been carried out to determine the potential for metal leaching. Water used for mineral processing is treated before being discharged to the TMF. About 75% to 85% of the process water is recycled back to the mill plant for reuse.

A permanent mine waste dump, with a remaining capacity of about 21,000m3, is located on the eastern part of the mine site. Based on Silvercorp`s current development intentions, including the construction of a paste backfill plant, approximately 5,000m3 of waste rock is expected to be moved to surface during the remaining mine life.

Mine power is sourced from the Xintianpu 35/10 kilovolt (“kV”) substation via a 10 kV high voltage line. There are two backup generators at site to provide power for underground ventilation, dewatering and accommodations in case of an unexpected power failure.

A paved provincial highway runs across the south margin of the Property. The processing plant, underground portal areas and tailings storage areas are connected to the provincial highway by a three km paved road. A network of gravel roads links the mine camp to the underground adits, process plant, waste dump, water supply areas and TMF.

Domestic water for the mine is pumped from a pond in the southeast part of the mine site. Silvercorp conducts routine tests and monitors for water quality to ensure the water meets safety and sanitary requirements. Water for drilling and dust suppression underground is sourced from an underground sump.

Other infrastructure includes a camp, contractor housing, surface maintenance workshop, explosives magazine, fuel farm, administration building, warehouse, concentrate storage facility and assay laboratory. An underground harmful gas monitoring system is under construction.

Permitting

The existing mining permits for the BYP project, in conjunction with safety and environmental certificates, cover all the active mining areas and provide for the right to carry out full mining and mineral processing operations.

The BYP mine is currently permitted for the extraction of lead and zinc and an application has been submitted to allow the extraction of gold. There is no known hindrance to granting of the gold extraction permit, and AMC states in the BYP 2012 Technical Report that it understands the mining / processing of gold mineralization prior to formal receipt of a permit not to be unusual in China.

Qualified Persons

P R Stephenson, P. Geo., H A Smith, P. Eng., A Riles, MAIG, M Molavi, P. Eng., D. Nussipakynova, P. Geo. and A. Ross, P. Geo. of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101. All have reviewed and consented to this news release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this news release.

About Silvercorp

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Jonathan Hackshaw, Investor Relations Director , Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.